UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bilibili Inc.
(Name of Issuer)
Class Z Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
**
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class Z Ordinary Shares. CUSIP number 090040106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Market under the symbol “BILI”. Each ADS represents one Class Z Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		The information required under this item is set forth in the cover page and is incorporated herein by reference
1.		Names of Reporting Persons. Tencent Mobility Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 32,795,161 Class Z Ordinary Shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 32,795,161 Class Z Ordinary Shares
	8.	Shared Dispositive Power None
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 32,795,161 Class Z Ordinary Shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 13.5%
12.		Type of Reporting Person (See Instructions) CO

CUSIP No.	The information required under this item is set forth in the cover page and is incorporated herein by reference
1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 43,749,518 Class Z Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 43,749,518 Class Z Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,749,518 Class Z Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.0%
12.	Type of Reporting Person (See Instructions) CO

1	Tencent Holdings Limited beneficially owns (i) 10,954,357 Class Z Ordinary Shares of the Issuer held by a wholly owned subsidiary OPH B Limited; and (ii) 32,795,161 Class Z Ordinary Shares of the Issuer held by a wholly owned subsidiary Tencent Mobility Limited.

Item 1(a).	Name of Issuer:

Bilibili Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People's Republic of China

Item 2(a).	Name of Person Filing:

Tencent Mobility Limited

Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For both Tencent Mobility Limited and Tencent Holdings Limited:

Level 29, Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Mobility Limited - Hong Kong

Tencent Holdings Limited - The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class Z Ordinary Shares, $0.0001 par value per share

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class Z Ordinary Shares. CUSIP number 090040106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Market under the symbol “BILI”. Each ADS represents one Class Z Ordinary Share.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of class determined based on 242,751,341 Class Z Ordinary Shares of the Issuer issued and outstanding as of the date of this filing as provided by the Issuer.

Tencent Holdings Limited may be deemed to have beneficial ownership of the 32,795,161 Class Z Ordinary Shares beneficially owned by Tencent Mobility Limited, its wholly-owned subsidiary.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4(b).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

TENCENT MOBILITY LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

TENCENT MOBILITY LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

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